# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SenesTech, Inc., CIK 0001680378
CUSIP: 81720R604
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 777 W. PINNACLE PEAK ROAD, SUITE B104, PHOENIX, Arizona (AZ), 85027
Date of event which requires filing of this statement: 01/29/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000902664-25-005143
Filed by CIK 0001273782

## Reporting persons
- GLENBROOK CAPITAL MANAGEMENT: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); sole voting power 0; shared voting power 593,785; sole dispositive power 0; shared dispositive power 593,785; aggregate amount beneficially owned 593,785 (11.4% of the class)

## Item 1. Issuer
Name of issuer: SenesTech, Inc.
Address of issuer's principal executive offices: 13430 North Dysart Road, Suite 105, Surprise, AZ 85379

## Item 2. Person Filing
Name of person filing:
This report on Schedule 13G is being filed by Glenbrook Capital Management, a Nevada corporation ("GCM" or the "Reporting Person"), with respect to the shares of common stock, par value $0.001 per share (the "Common Stock"), of SenesTech, Inc., a Delaware corporation (the "Issuer"). Grover T. Wickersham, the managing member of GCM, Richard Rudgley, and Robert W. Lishman serve on the investment committee of GCM, which serves as the investment manager to each of PFS Trust ("PFS Trust") and Glenbrook Capital Management Inc. Employee Profit-Sharing Plan, which hold the shares of Common Stock reported herein.

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address for the Reporting Person is 5396 Avenue 18 1/2, Chowchilla, CA 93610.
Citizenship: GCM is a Nevada corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for the Reporting Person and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 5,223,015 shares of Common Stock outstanding as of November 7, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the Securities and Exchange Commission on November 10, 2025.
Percent of class: 11.4%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for the Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for the Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). PSF Trust has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the outstanding shares of Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- GLENBROOK CAPITAL MANAGEMENT: /s/ John David Kessler, John David Kessler, Director (02/02/2026)